FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 27, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Decisions of the MTS Board of Directors

April 27, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or “the Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces the decisions reached at the Company’s Board of Directors (“BoD” or “the Board”) meeting held on April 27, 2011.

At the meeting, MTS’ Board of Directors set the date for the Company’s annual general meeting of shareholders (“the AGM”) for Monday, June 27, 2011. The Board also recommended that the AGM approve annual dividends of RUB 14.54(1) per ordinary MTS share (approximately $1.04 per ADR(2)) for the 2010 fiscal year, amounting to a total of RUB 30.05 billion (approximately $1.08 billion or 78% of US GAAP net income). The record date for the Company’s share- and ADR-holders entitled to participate in the AGM and to receive dividends for the year 2010 has been set for Tuesday, May 10, 2011. The dividend will be paid out in the period of two months following the approval of the AGM in accordance with recent changes in Russian law governing the dividend payment process.

Issues entered into the AGM agenda by the BoD include among others:

•                  Approval of MTS OJSC Annual Report; MTS OJSC Annual Financial Statements, including MTS OJSC Profit & Loss Statement; distribution of profits and losses of MTS OJSC based on FY 2010 results (including payment of dividends);

•                  Election of members of MTS OJSC Board of Directors;

•                  Election of members of MTS OJSC Auditing Commission;

•                  Approval of MTS OJSC auditor;

•                  Approval of MTS OJSC Charter as amended and restated;

•                  Participation of MTS OJSC in a non-profit union of operators on the development of the Long Term Evolution (“LTE”) technology in Russia.

Previously, the Company’s BoD nominated a total of nine members for election to the Board. The candidate list includes:

•                  Mr. Anton Abugov, First Vice President, Head of Strategy and Development functional division at Sistema;

•                  Mr. Alexey Buyanov, Senior Vice President, Head of Financial functional division at Sistema;

•                  Mr. Andrei Dubovskov, President and Chief Executive Officer of MTS;

•                  Mr. Charles Dunstone, independent candidate;

•                  Mr. Felix Evtushenkov, First Vice President, Head of Core Assets Business Unit at Sistema;

•                  Mr. Stanley Miller, independent candidate;

•                  Mr. Paul Ostling, independent candidate;

•                  Mr. Mikhail Shamolin, President and Chief Executive Officer of Sistema;

•                  Mr. Ron Sommer, Board Director at Sistema.

The new directors will be elected after the decision of the Company’s AGM on June 27, 2011.

* * *

Biographies:

Mr. Felix Evtushenkov was born in 1978. He is a graduate of the A.S. Griboedov Institute of International Law and Economics with a degree in jurisprudence. From 1999 to 2000, he was Executive Director of the industrial department of Sistema. From 2000 to 2003, Mr. Evtushenkov held a number of positions at Sistema-Hals. He headed Sistema-Hals from 2003 to 2008. In June 2008, he became Chairman of the Board of Directors of Sistema-Hals. In July 2008 he became Vice President of Sistema and Head of Consumer Assets Business Unit. In April 2011, Mr. Evtushenkov was appointed First Vice President of Sistema, Head of Core Assets Business Unit.

(1)  The dividend yield per share is 5.7% based on the closing price of the MTS ordinary share on the Moscow Interbank Currency Exchange as of April 26, 2011.

(2)  According to the Russian Central Bank exchange rate of 27.8964 RUB/USD as of April 27, 2011. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rate as of April 27, 2011.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 108.5 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 27, 2011